

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2010

Dana I. Green
Executive Vice President, General Counsel and Secretary
Walgreen Co.
200 Wilmot Road
Deerfield, IL 60015

     Re: **Walgreen Co.**
              Form 10-K for the Fiscal Year Ended August 31, 2009
              Filed October 26, 2009
              Schedule 14A filed November 24, 2009
              File No. 001-00604

Dear Ms. Green:

     We have completed our review of your filings and do not have any further comments at this time.

                              Sincerely,

                              Jeffrey P. Riedler
                              Assistant Director